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Exhibit

    CUSTOMER SERVICE AGREEMENT

    This Agreement made effective as of July 1, 2001,

Between:

SPARKLING SPRING WATER HOLDINGS LIMITED

-and-

SPARKLING SPRING WATER GROUP LIMITED ("SSW Group")

WHEREAS:

(a)
Sparkling Spring Water Holdings Limited, through its wholly-owned subsidiary, Pure Water Corporation (collectively sometimes hereinafter referred to as "SSW Holdings Pure Water"), is engaged in the home and office bottled water business in the Seattle and Spokane Washington markets under the "Pure Water" brand and produces 1 gallon and 2.5 gallon HDPE bottles for customers throughout the Northwest Washington area (the "Pure Water Business");

(b)
SSW Group, through its wholly-owned subsidiary, Cullyspring Water Co., Inc. ("Cullyspring"), is engaged in the home and office bottled water business in the Greater Seattle area of the State of Washington (the "Cullyspring Seattle Division") and the Northwest Washington area operating out of Burlington, Washington (the "Cullyspring Burlington Division") under the "Crystal Springs" and "Cascade Clear" brands and produces 1 gallon and 2.5 gallon HDPE bottles for customers throughout the Northwest;

(c)
Sparkling Spring Water Holdings Limited, through its wholly-owned subsidiary, Polaris Water Company Inc.(collectively sometimes hereinafter referred to as "SSW Holdings Polaris"), is engaged in the home and office bottled water business in the Province of British Columbia under the "Polaris" brand;

(d)
SSW Group is engaged in the home and office bottled water business in the Province of British Columbia under the "Canadian Springs" brand;

(e)
SSW Group is a wholly-owned subsidiary of Sparkling Spring Water Holdings Limited, and the parties have determined that it is in the best interests of each of Sparkling Spring Water Holdings Limited and SSW Group that certain of their business operations be integrated and managed by the other;

(f)
Following execution of this Customer Service Agreement, (i) the home and office rental/total customer location counts of Cullyspring in the Greater Seattle area to be managed by SSW Holdings Pure Water will be approximately 12,000/14,000, net of the Greater Seattle area customers to be transferred to the Cullyspring Burlington Division from the Cullyspring Seattle Division and SSW Holdings Pure Water, and (ii) the home and office rental/total customer location counts of SSW Holdings Polaris to be managed by SSW Group will be approximately 14,000/20,000;

(g)
The EBITDA to be gained by SSW Group from management of the SSW Holdings Polaris customers is estimated to be greater than the EBITDA to be lost from management of the Cullyspring Greater Seattle area customers by SSW Holdings Pure Water;

    NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby by each party acknowledged, the parties hereto covenant and agree as follows:

ARTICLE 1.  CUSTOMER SERVICE

1.1
Washington Business.  In order to achieve operational efficiencies through the integration of compatible businesses in markets in the Greater Seattle area of Washington served by both of SSW Group and SSW Holdings Pure Water, the parties agree as follows:

(a)
SSW Holdings Pure Water shall be responsible for the management and operation of the home and office bottled water business of the Cullyspring Seattle Division. SSW Group will cause the Seattle plant of Cullyspring Water Co., Inc. to be closed and the Cullyspring Seattle Division operations to be integrated with the Pure Water Business. The combined business is hereafter referred to as the "Greater Seattle Operations". Certain customers south of Everett, Washington heretofore serviced by the Cullyspring Burlington Division will be transferred to the Pure Water Business and form part of the Greater Seattle Operations. Certain customers of the Pure Water Business and the Cullyspring Seattle Division that are in and north of the Everett, Washington market will be transferred to the Cullyspring Burlington Division. All customers in the Pure Water Business together with those serviced by the Cascade Clear brand will be changed to the "Crystal Springs" brand so that Crystal Springs will be a unified brand throughout the State of Washington;

(b)
In managing the Greater Seattle Operations, SSW Holdings Pure Water shall serve the customers of the Cullyspring Seattle Division as if they were customers of SSW Holdings Pure Water, and SSW Holdings Pure Water hereby undertakes that it shall be responsible as follows:

(i)
SSW Holdings Pure Water shall manage all assets of the Greater Seattle Operations and shall make all capital expenditures considered necessary to properly and duly serve the customers of the Greater Seattle Operations;

(ii)
SSW Holdings Pure Water shall bear all expenses incurred in serving customers of the Greater Seattle Operations;

(iii)
SSW Holdings Pure Water shall hire all of the employees of the Cullyspring Seattle Division needed to manage the Greater Seattle Operations. Cullyspring will be responsible for any costs related to the shutdown of its plant in Seattle;

(iv)
SSW Holdings Pure Water will purchase the small pack business and equipment that produces 1 gallon and 2.5 gallon HDPE products from Cullyspring for a purchase price of $250,000 plus the receivable and inventory balances net of liabilities assumed of $116,740 for a total payment of $366,740.

  (c)
  SSW Holdings Pure Water will purchase the receivables, inventory and prepaid expenses of the Cullyspring Seattle Division to be managed by it at their face value of $972,171 less liabilities assumed, including bottle deposit liabilities of $604,092 for a net payment of $368,079. SSW Holdings Pure Water shall be entitled to invoice customers of the Greater Seattle Operations that are served by it and shall be entitled to retain all revenue received for sales to customers in the Greater Seattle Operations;

  (d)
  In consideration for management, accounting and receivable support services from Spring Water, Inc. (parent of Cullyspring and its sister company Crystal Spring Acquisition, Inc.) to assist SSW Holdings Pure Water in management of the Greater Seattle Operations, SSW Holdings Pure Water shall cause a fee of US $10,000 to be paid monthly to Spring Water, Inc.

1.2
British Columbia Business.  In order to achieve operational efficiencies through the integration of compatible businesses in markets in the Province of British Columbia served by both of SSW Group and SSW Holdings Polaris, the parties agree as follows:

(a)
SSW Group shall be responsible for the management and operation of the home and office bottled water business of Polaris Water Company Inc. in the Province of British Columbia under the "Polaris" brand (the "Polaris H & O Division");

(b)
In managing the Polaris H & O Division, SSW Group shall serve the customers of the Polaris H & O Division as if they were customers of SSW Group, and SSW Group hereby undertakes that it shall be responsible as follows:

(i)
SSW Group shall manage all assets of the Polaris H & O Division and shall make all capital expenditures considered necessary to properly and duly serve the customers of the Polaris H & O Division;

(ii)
SSW Group will change the brand provided to the Polaris direct delivery customers to "Canadian Springs" to improve operational efficiencies and will only use the Polaris Brand for 3 and 5 gallon bottles in the retail market;

(iii)
SSW Group shall bear all expenses incurred in serving customers of the Polaris H & O Division and

(iv)
SSW Group shall hire all of the employees of the Polaris H & O Division needed to manage its operations. SSW Holdings Polaris will be responsible for all severance and related costs of transfer of the management of its H & O Division.

  (c)
  SSW Group will purchase the receivables of the Polaris H & O Division from SSW Holdings Polaris at their face value of approximately C$898,532 less liabilities assumed including bottle deposit liabilities of C$892,041 for a net payment of C$6,491 by SSW Group to SSW Holdings Polaris. In addition, SSW Group will assume the leases related to the route delivery fleet serving the Polaris Home and Office customers. SSW Group shall be entitled to invoice customers of the Polaris H & O Division that are served by it and shall be entitled to retain all revenue received for sales to customers of the Polaris H & O Division;

  (d)
  In consideration for the opportunity to serve the customers of the Polaris H & O Division, SSW Group shall provide SSW Holdings Polaris with management services in respect of the "small pack" business operated by SSW Holdings Polaris under the "Polaris" and "Whistler Water" brands (the "Small Pack Business");

  (e)
  SSW Group undertakes and assumes responsibility for the provision of management services to SSW Holdings Polaris and its subsidiaries, as and when reasonably required, in the operation of the Small Pack Business, with the intent that SSW Group will involve itself through its management personnel in the general administration and management of the operations of the Small Pack Business, as required, including, without limiting the generality of the foregoing:

  (i)
  assistance in distribution and coordination;

  (ii)
  review and development of quality control procedures and assistance in implementing efficient production;

  (iii)
  assistance in development of effective marketing programs and monthly financial reporting and

  (iv)
  assistance in reviewing computer requirements and staff training.

1.3
Transfer Pricing.  Sparkling Spring Water Holdings Limited and SSW Group agree that for purposes of transferring any product between divisions, the transfer price for product sold will be determined on the basis of the policy applicable to product sold in the ordinary course of business (variable cost plus 15%).

1.4
Management Services.  In consideration for executive management, production and quality control, distribution and marketing support, Sparkling Spring Water Holdings Limited agrees to pay a monthly fee of US$ 30,000 to SSW Group for personnel support to assist it in managing its other operations.

ARTICLE 2.  TERM

2.1
Term and Renewal.  The initial term of this Agreement shall be for a period commencing effective July 1, 2001 and terminating on December 31, 2002. This Agreement shall be automatically renewed for a further term of one year commencing upon the expiration of each successive term hereof unless terminated by either party in accordance with Section 2.2.

2.2
Termination.  This Agreement may be terminated by either party upon six months prior written notice to the other party. Upon termination, Sparkling Spring Water Holdings Limited and SSW Group will cause the return of the same number of Home and Office customers initially transferred to the other to be managed by them. These initial transferred customer counts will be a net transfer of approximately 12,000 rental customer locations from the Cullyspring Seattle Division to SSW Holdings Pure Water (net of those transferred to the Cullyspring Burlington Division) and 14,000 from SSW Holdings Polaris to SSW Group.

2.3
No Partnership or Joint Venture.  This Agreement shall not be construed as constituting SSW Group and SSW Holdings as partners or joint venturers.

ARTICLE 3.  GENERAL

3.1
Construction.  In this Agreement, unless otherwise expressly provided:

(a)
words denoting the singular include the plural and vice versa, and words denoting any gender include all genders;

(b)
the word "includes" or "including" shall mean "includes without limitation" or "including without limitation", respectively and

(c)
the division of this Agreement into Articles, sections, subsections and paragraphs and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

3.2
Assignment.  Neither party may assign this Agreement without the prior written consent of the other party, the granting of which consent is in the sole discretion of the other party.

3.3
Acknowledgement.  Each party hereto hereby acknowledges that it has not entered into this Agreement in reliance upon any representation, warranty, covenant or agreement other than those contained in this Agreement.

3.4
Governing Law.  This Agreement shall be governed by and interpreted in accordance with the laws of Nova Scotia and the laws of Canada applicable therein, and the parties hereto attorn and irrevocably submit to the non-exclusive jurisdiction of the Supreme Court of Nova Scotia.

3.5
Execution in Counterpart.  This Agreement may be executed by the parties in counterpart.

3.6
Further Assurances.  The parties mutually covenant that they shall from time to time hereafter upon every reasonable request so to do, make, do, execute and deliver, cause to be made, done,

  executed and delivered all such further acts, deeds, assurances and things as may be necessary in order effectively to implement this Agreement.

3.7
Time of the Essence.  Time shall be of the essence hereof in all respects.

3.8
Severance.  If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions herein shall not in any way be affected or impaired thereby.

3.9
Enurement.  This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns subject to the restrictions on assignment herein contained.

3.10
Amendments.  If at any time during the term of this Agreement the parties hereto deem it necessary or expedient to make any alteration or addition to this Agreement they shall do so by means of a written agreement which shall be supplemental hereto and form part hereof.

    IN WITNESS WHEREOF the parties hereto have properly executed this Agreement on the day and year first above written.

SPARKLING SPRING WATER GROUP LIMITED		SPARKLING SPRING WATER HOLDINGS LIMITED

By:	/s/	By:	/s/
	Stewart E. Allen President		David M. Arnold Vice President, Finance

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